UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71604 / February 24, 2014

Admin. Proc. File No. 3-15656

In the Matter of

CLS CAPITAL GROUP, INC.,
FGBC BANCSHARES, INC.,
GLOBAL RESOURCE CORP.,
TRITEC INDUSTRIES, INC., and UTG
COMMUNICATIONS INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by CLS Capital Group, Inc., FGBC Bancshares, Inc., Global Resource Corp., Tritec Industries, Inc., and UTG Communications International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to CLS Capital Group, Inc., FGBC Bancshares, Inc., Global Resource Corp., Tritec Industries, Inc., and UTG Communications International, Inc.[2] The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of CLS Capital Group, Inc., FGBC Bancshares, Inc., Global Resource Corp., Tritec Industries, Inc., and UTG Communications International, Inc., is revoked.

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[1]   17 C.F.R. ' 201.360(d).

[2]   *CLS Capital Group, Inc., FGBC Bancshares, Inc., Global Res. Corp., Tritec Indus., Inc., and UTG Commc'ns Int'l, Inc*., Corrected Initial Decision Rel. No. 552 (Jan. 13, 2014), 108 SEC Docket 01, 2014 WL 117594. The stock symbols and Central Index Key numbers are: no stock symbol and 1444143 for CLS Capital Group, Inc.; no stock symbol and 1360581 for FGBC Bancshares, Inc.; GBRC and 1128949 for Global Resource Corp.; no stock symbol and 1053244 for Tritec Industries, Inc.; no stock symbol and 1018402 for UTG Communications International, Inc.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 552
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15656

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

BANK OF FLORIDA CORP.,
CLS CAPITAL GROUP, INC.,
FGBC BANCSHARES, INC.,
GLOBAL RESOURCE CORP.,
TRITEC INDUSTRIES, INC., and UTG
COMMUNICATIONS INTERNATIONAL, INC.

CORRECTED INITIAL DECISION
MAKING FINDINGS AND
REVOKING REGISTRATIONS
BY DEFAULT
January 13, 2014

SUMMARY

This Corrected Initial Decision revokes the registrations of the registered securities of CLS Capital Group, Inc., FGBC Bancshares, Inc., Global Resource Corp., Tritec Industries, Inc., and UTG Communications International, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on December 19, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by December 30, 2013.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17

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[1] This Corrected Initial Decision supplements the Initial Decision issued on January 10, 2014, by deleting "Bank of Florida Corp." from the Summary paragraph; there are no other changes except adding the word "corrected" in the caption and Summary paragraph, changing the release number and date, and adding this sentence to this footnote. Bank of Florida Corp. remains in the proceeding.

[2] UTG Communications International, Inc., a Delaware corporation, was served with the OIP by personal service on the Delaware Secretary of State on December 30, 2013, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321. Each of the remaining Respondents was served with the OIP by USPS Express Mail delivery or attempted delivery by December 24, 2013, at "the

C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

CLS Capital Group, Inc. (CIK No. 1444143),[3] is a void Delaware corporation located in Toledo, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $237,057 for the prior three months.

FGBC Bancshares, Inc. (CIK No. 1360581), is a Georgia corporation located in Franklin, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $9.2 million for the prior nine months.

Global Resource Corp. (CIK No. 1128949) is a revoked Nevada corporation located in Morrisville, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $5.7 million for the prior nine months. As of October 15, 2013, the company's stock (symbol "GBRC") was traded on the over-the-counter markets.

Tritec Industries, Inc. (CIK No. 1053244), is a permanently revoked Nevada corporation located in Eden Prairie, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on February 13, 1998, which reported a net loss of $611,263 for the year ended December 30, 1996.

UTG Communications International, Inc. (CIK No. 1018402), is a void Delaware corporation located in Geroldswil, Switzerland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A[4]

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most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934

for the period ended December 31, 2002, which reported a net loss of $406,034 for the prior nine months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and rules thereunder.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

(Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of CLS Capital Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of FGBC Bancshares, Inc., is REVOKED;

the REGISTRATION of the registered securities of Global Resource Corp. is REVOKED;

the REGISTRATION of the registered securities of Tritec Industries, Inc., is REVOKED; and

the REGISTRATION of the registered securities of UTG Communications International, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

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Carol Fox Foelak
Administrative Law Judge

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[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).